Exhibit 21.1

SUBSIDIARIES OF REGISTRANT
	State or
Entity Name	Country	% Owned

Crown Pointe, Inc.	California	100%
Mesquite, LLC	Nevada	60%
Retirement Real Estate, Inc.	Nevada	100%
Senior Living Management Payroll Company	Texas	100%
Villa Residential Care Homes – Arlington I, LP	Texas	49%
Wedgwood Terrace, Inc.	Nevada	100%
Windsor House Greenville, LLC	South Carolina	100%
Mockingbird Energy, Inc.	Nevada	100%
Mountaineer State Energy, LLC	Nevada	100%
Mountaineer State Operations, LLC	Nevada	100%